UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

PositiveID Corporation

(Name of Issuer)

Common Stock - $0.01 par value

(Title of Class of Securities)

73740J 100

(CUSIP Number)

Scott R. Silverman
955 Iris Drive
Delray Beach, Florida 33483
561-307-1636

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  1

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	73740J 100	Page	2	of	5

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		23,773,263

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,839,008

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,773,263

WITH	10	SHARED DISPOSITIVE POWER

		2,839,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,612,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	73740J 100	Page	3	of	5

1	NAMES OF REPORTING PERSONS R & R Consulting Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,785,008

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,785,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,785,008

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	73740J 100	Page	4	of	5

This Amendment No. 15 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of PositiveID Corporation, a Delaware corporation (the “Issuer”), and amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2008, as amended on February 27, 2009, October 1, 2009, October 19, 2009, October 21, 2009, October 26, 2009, November 17, 2009, March 26, 2010, May 24, 2010, December 10, 2010, March 18, 2011, December 30, 2011, January 23, 2012, February 17, 2012, and April 10, 2012, by furnishing the information set forth below. Information contained in the Schedule 13D, as amended, remains effective except to the extent it is amended, restated, supplemented or superseded by information contained in this Schedule 13D/A.

Item 5. Interest in Securities of the Issuer

The following information restates the information previously provided in Item 5.

(a) –(b)

Scott R. Silverman

Mr. Silverman beneficially owns 26,612,271 Shares, representing 24.0% of the outstanding Shares.

Mr. Silverman has sole voting power and dispositive power over 23,773,263 Shares held directly by Mr. Silverman.

Mr. Silverman shares voting power and dispositive power over 2,839,008 Shares. These Shares consist of (i) 54,000 Shares that Mr. Silverman, as manager of Blue Moon Energy Partners LLC (“Blue Moon”), may be deemed to share beneficial ownership with Blue Moon and (ii) 2,785,008 Shares that Mr. Silverman, as the control person of R & R Consulting Partners, LLC (“R&R”), may be deemed to share beneficial ownership with R&R.

R&R

R&R beneficially owns 2,785,008 Shares, representing 2.5% of the outstanding Shares.  Mr. Silverman, as the control person of R&R, may be deemed to share voting power and dispositive power with R&R over the 2,785,008 Shares.

(c) See the information in Item 3. “Source and Amount of Funds or Other Consideration,” which is incorporated herein by reference. As of the date of this filing, Mr. Silverman has gifted a total of 14,500,000 shares to irrevocable trusts. No other transactions involving the securities of the Issuer were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by R&R or Mr. Silverman.

(d)  No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Silverman or R&R.

CUSIP No.	73740J 100	Page	5	of	5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2012

/s/ Scott R. Silverman
Name: Scott R. Silverman

R & R CONSULTING PARTNERS, LLC

/s/ Scott R. Silverman

Name: Scott R. Silverman

Title: Managing Member